FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








                      HSBC HOLDINGS PLC BOARD APPOINTMENT

Vincent Cheng Hoi Chuen (59) has been appointed an executive Director of HSBC Holdings plc with effect from 1 February 2008.

Mr Cheng, MPhil, BSocSc, joined the HSBC Group in 1978 and was appointed a Group Managing Director in 2005. He is Chairman of The Hongkong and Shanghai Banking Corporation Limited, having been appointed a Director in 1995. He is Chairman of HSBC Bank (China) Company Limited and HSBC Investments (Hong Kong) Limited and a Director of HSBC Bank Australia Limited.

Mr Cheng is a Director of Great Eagle Holdings Limited and a Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. He was Deputy Chairman and Chief Executive Officer of Hang Seng Bank Limited from 1998 to 2005. He was a Director of Swire Pacific Limited from 2005 to 31 January 2008 and a Member of the Hong Kong Government's highest policy-making body, the Executive Council, from 1995 to 1997.

Stephen Green, HSBC Group Chairman, said: "I am delighted to welcome Vincent to the HSBC Board where his expertise and deep knowledge of Asia will be an invaluable asset. As Chairman for our Asia operations, overseeing over 19 countries and territories in the region, he has cemented HSBC's position as the number one international bank in Asia. It is rare to find someone who brings 30 years business experience, particularly in mainland China and Hong Kong, and is also an expert public policy adviser and economist.

"Asia remains the heartbeat of HSBC and the linchpin of our emerging markets strategy. It is therefore entirely fitting that the region should be directly represented at the highest level of HSBC, on the main Board."

Mr Cheng's appointment shall be subject to re-election by shareholders at the 2008 Annual General Meeting. Under his service contract, Mr Cheng receives a basic annual salary of HK$7,500,000 and is eligible for a discretionary annual cash bonus and long-term incentive award. Remuneration policy for executive Directors is intended to provide competitive rates of base salary but with the potential for the majority of the value of the remuneration package to be delivered in the form of both short and long-term incentives. Cash bonuses for executive Directors are based primarily upon performance measured against a number of key financial and non-financial targets for the Group. The vesting of Performance Shares awarded under the long-term incentive plan is based on two independent measures, relative Total Shareholder Return and earnings per share. The performance conditions for Performance Share awards are measured over a three-year performance period and awards forfeited to the extent that the performance conditions have not been met.

Mr Cheng has been a member of the Group Management Board of HSBC Holdings plc since 2005. The Group Management Board is chaired by M F Geoghegan, the Group Chief Executive of HSBC Holdings plc, and D J Flint, the Group Finance Director of HSBC Holdings plc, is a member. Baroness Dunn, W K L Fung, M F Geoghegan, S K Green and J W J Hughes-Hallett are Directors of HSBC Holdings plc who are, or previously served as, Directors of The Hongkong and Shanghai Banking Corporation Limited, of which Mr Cheng is Chairman. A A Flockhart and S T Gulliver, Group Managing Directors of HSBC Holdings plc, are also Directors of The Hongkong and Shanghai Banking Corporation Limited. Baroness Dunn and J W J Hughes-Hallett are Directors of Swire Pacific Limited, of which Mr Cheng was also a Director from 2005 to 31 January 2008.

There are no substantial or controlling shareholders of HSBC Holdings plc.

Mr Cheng has a beneficial interest in 241,469 ordinary shares of HSBC Holdings plc and holds a further interest in 408,022 conditional long-term incentive awards of Performance Shares under the Restricted Share Plan and The HSBC Share Plan. He also has an interest in 3,070 share options under the HSBC Holdings Savings-Related Share Option Plan: International.

Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

There are no matters relating to the appointment of Mr Cheng that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Services Authority.

Biographical details about Mr Cheng are stated below.

The Board of Directors of HSBC Holdings plc as at the date of this announcement are:

S K Green, Baroness Dunn*, Sir Brian Moffat*, M F Geoghegan, Lord Butler*,
J D Coombe+, J L Duran+, R A Fairhead+, D J Flint, W K L Fung*, J W J Hughes-Hallett+, W S H Laidlaw+, Sir Mark Moody-Stuart+, G Morgan+, S W Newton+, S M Robertson+ and Sir Brian Williamson+.

* Non-executive Director
+ Independent non-executive Director

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary
31 January 2008

Note to editors:

HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

                        BIOGRAPHY OF VINCENT CHENG

Vincent Cheng Hoi Chuen has been Chairman of The Hongkong and Shanghai Banking Corporation Limited since May 2005, and Chairman of HSBC Bank (China) Company Limited since March 2007.

Mr Cheng joined the HSBC Group in 1978 when he worked in the Group Finance department of The Hongkong and Shanghai Banking Corporation. He moved to the Group Planning department in 1982, before he was appointed Chief Economist in 1986.

In April 1989, Mr Cheng was seconded to the Hong Kong Government's Central Policy Unit and served as an adviser to the Governor of Hong Kong for two years. He rejoined HSBC in 1992 as Senior Manager, Economic and Strategic Research, before becoming the bank's Chief Financial Officer in 1994. He took up the post of General Manager in June 1995 and then Executive Director in November that same year.

Mr Cheng was appointed Vice-Chairman and Chief Executive of Hang Seng Bank in 1998, and became Chairman of The Hongkong and Shanghai Banking Corporation Limited on 25 May 2005. Mr Cheng was also named Chairman of HSBC Bank (China) Company Limited when the company was locally incorporated in mainland China on 29 March 2007.

In January 2008, Mr Cheng was appointed a member of the National Committee of the 11th Chinese People's Political Consultative Conference (CPPCC), and a senior advisor to the 11th Beijing Municipal Committee of the CPPCC. His previous government advisory roles have included Member of the Executive Council (the Hong Kong Government's highest policy-making body) from 1995 to 1997 and a Hong Kong Affairs Adviser to the People's Republic of China from 1994 to 1997. He was also a Member of the Legislative Council of the Hong Kong Government from 1991 to 1995.

His current public service duties include serving as Chairman of the Standing Committee on Directorate Salaries and Conditions of Service for the Government of the Hong Kong Special Administrative Region and Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. He is also Honorary President of the Hong Kong Society for Rehabilitation.

In December 2005, Mr Cheng was conferred the degree of Doctor of Social Science, honoris causa, by The Chinese University of Hong Kong and the degree of Doctor of Business Administration, honoris causa, by The Open University. In July 2005, Mr Cheng was awarded the Gold Bauhinia Star by the Government of the HKSAR for his distinguished community service.

Mr Cheng was educated in Hong Kong and in New Zealand, receiving his Bachelor of Social Science degree in Economics from The Chinese University of Hong Kong and a Master of Philosophy degree in Economics from The University of Auckland.

Mr Cheng is married with two daughters.



                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  31 January 2008